                         [LOGO OF WALBRO CORPORATION]
                                                                    May 4, 1999

Dear Fellow Stockholder:

   I am pleased to report that on April 27, 1999, our company entered into an agreement to be acquired by TI Group plc ("TI Group"). The consideration to be received is $20.00 cash per share of common stock which represents an approximate 70% premium to the Company's stock price at the day before signing.

   Our Board of Directors carefully considered many factors when it decided to recommend TI Group's offer. These factors are more fully described in the enclosed Schedule 14D-9. After careful consideration, our Board of Directors unanimously recommends that you accept TI Group's offer and tender your shares to TI Group.

   Accompanying this letter is:

     1. a copy of our Solicitation/Recommendation Statement on Schedule 14D-
  9.

     2. TI Group's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares.

   We urge you to read the enclosed materials carefully.

   Our management and directors thank you for the support you have given the Company.

   On behalf of the Board of Directors,

                                          Sincerely,

                                          Frank E. Bauchiero
                                          President and
                                          Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

                 Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                               WALBRO CORPORATION
                           (Name of Subject Company)

                               WALBRO CORPORATION
                     (Names of Person(s) Filing Statement)

             COMMON STOCK, PAR VALUE $0.50 PER SHARE (INCLUDING THE
                         ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK)
                         (Title of Class of Securities)

                                   931154108
                     (Cusip Number of Class of Securities)

                               DANIEL L. HITTLER
                          Chief Administrative Officer
                                1227 Centre Road
                          Auburn Hills, Michigan 48326
                                 (248) 377-1800
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a Copy to:

                            Howard S. Lanznar, Esq.
                             David J. Kaufman, Esq.
                             Katten Muchin & Zavis
                                525 West Monroe
                                   Suite 1600
                          Chicago, Illinois 60661-3693
                                 (312) 902-5200

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--------------------------------------------------------------------------------

Item 1. Security and Subject Company.

   Walbro Corporation, a Delaware corporation (the "Company"), is the subject company. The principal executive offices of the Company are located at 1227 Centre Road, Auburn Hills, Michigan 48326. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.50 per share (the "Common Stock"), of the Company, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of June 30, 1998, as amended on April 27, 1999 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). References herein to the "Shares" mean shares of the Common Stock and shall, unless the context requires otherwise, include the Rights.

Item 2. Tender Offer of the Bidder.

   The Offer. This Statement relates to a tender offer by TI Automotive Systems, Inc., a Delaware corporation ("Offeror"), which is an indirect wholly owned subsidiary of TI Group plc, a company organized under the laws of England and Wales ("TI Group"), to purchase all of the outstanding Shares at a purchase price of $20.00 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1, dated May 4, 1999 (the "Schedule 14D-1") as filed by TI Group and Offeror with the Securities and Exchange Commission. The Schedule 14D-1 indicates that the principal executive offices of TI Group are located at 50 Curzon Street, London, W1Y 7PN, England and the principal executive offices of Offeror are located at 375 Park Avenue -- Suite 222, New York, New York 10152.

   The Offer is being made pursuant to an Agreement and Plan of Merger among Offeror, TI Group and the Company, dated as of April 27, 1999, as amended by the First Amendment thereto dated May 3, 1999 (the "Merger Agreement"). A copy of the Merger Agreement and the First Amendment thereto are filed as Exhibits 1 and 2, respectively, to this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Schedule 14D-9") and is incorporated herein by reference in their entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the "DGCL"), Offeror will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"), with the Company surviving the Merger (the Company following the Merger is sometimes referred to as the "Surviving Corporation"). In the Merger, the holders of Shares as of the effective time of the Merger will receive an amount in cash equal to the Offer Price. The shares of common stock of Offeror outstanding immediately prior to the Merger shall be converted into shares of Common Stock of the Surviving Corporation.

Item 3. Identity and Background.

   (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, and incorporated herein by reference.

   (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A attached to this Schedule 14D-9 and incorporated herein by reference.

Purpose of the Offer; Plans for the Company; the Merger.

   Purpose. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company.

   If Offeror acquires over 50% of the outstanding Shares pursuant to the Offer, it will have the vote necessary under Delaware law and the Company's Restated Certificate of Incorporation to approve the Merger. Under the DGCL, if Offeror owns at least 90% of the outstanding Shares, the Merger may be effected without the vote of the Company's stockholders or the approval of the Company's Board of Directors. Therefore, if at least approximately 7,819,465 Shares (or such greater number as may be necessary if options are exercised) are acquired pursuant to the Offer or otherwise, Offeror will be able to and intends to effect the Merger without a meeting of holders of Shares.

The Merger Agreement

   The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

   The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, Offeror will be merged into the Company. Upon consummation of the Merger (the "Effective Time"), each then outstanding Share (other than Shares held in the Company's treasury or Shares beneficially owned by TI Group or Offeror or Shares, if any, that are held by stockholders who properly exercise and perfect appraisal rights pursuant to Section 262 of the DGCL), shall, by virtue of the Merger and without any action on the part of the Company, TI Group, Offeror or the holder thereof, be converted into the right to receive, without interest, the Offer Price.

   Conditions to the Merger. The obligations of the Company, Offeror and TI Group to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) the purchase by Offeror, TI Group or their affiliates of Shares pursuant to the Offer, (ii) the receipt of stockholder approval, if required, (iii) that no statute, rule or regulation shall have been enacted or promulgated by any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency (a "Governmental Entity") which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger, and (iv) that clearance from the appropriate agencies pursuant to the HSR Act (as defined below) shall have been obtained or the waiting period thereby shall have expired or been terminated.

   Termination of the Merger Agreement. According to its terms, the Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of the Company, by the mutual consent of TI Group and the Company. In addition the Merger Agreement may be terminated by either TI Group or the Company if (i)
(x) the Offer shall have expired without any Shares being purchased therein or
(y) Offeror shall not have accepted for payment all Shares tendered pursuant to the Offer by September 30, 1999; provided that the right to terminate the Merger Agreement under (x) or (y) is not available to any party whose failure to fulfill any obligation under the Merger Agreement is the cause of, or resulted in, the failure of TI Group or Offeror to purchase the Shares pursuant to the Offer on or prior to such date or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or Merger and such order, decree, ruling or other action shall have become final and non-appealable. The Merger Agreement may be terminated by TI Group if, among other things, (i) prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement (with certain exceptions) which (A) would give rise to the failure of one of the conditions to the Offer which requires the truth or performance thereof as of certain specified dates and (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; (ii) if there has been a material breach of the provisions of the Merger Agreement described below under "-- Acquisition Proposal" which, if capable of being cured, has not been cured within 10 days; or (iii) if the Board of Directors of the Company has withdrawn or modified in a manner adverse to TI Group or Offeror its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors of the Company has approved or recommended any Acquisition Transaction (as defined below) or the Company shall have entered into any agreement or agreement in principle with respect to any Acquisition Transaction. The Merger Agreement may be terminated by the Company, among other reasons upon execution by it of a definitive agreement for a merger, consolidation or other business combination involving the Company or any of its subsidiaries or with respect to the acquisition of beneficial ownership of all or any significant part of the assets or capital stock of the Company (an "Acquisition Transaction"), that the Board of Directors of the Company shall have decided to recommend to the Company's stockholders after it has reasonably concluded, after consultation with its outside independent legal counsel and a nationally recognized investment bank, that such transaction is more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger and that its failure to make such recommendation and terminate the Merger Agreement could violate its fiduciary duties under applicable law (a "Superior Proposal") provided (A) it has complied with all provisions of the Merger Agreement governing conduct of the Company with respect to offers or proposals for Acquisition Transactions, including the notice provisions therein, (B) that it has paid or made arrangement reasonably satisfactory to TI Group to pay promptly (and in any event within five (5) business days of the termination of the Merger Agreement) the Termination Expenses (as defined below) and (C) it shall have provided to TI Group at least five (5) business days' prior written notice that the Board intends to terminate the Merger Agreement, specifying the material terms and conditions of such Acquisition Transaction. In connection with the foregoing, the Company has agreed in the Merger Agreement that it will (X) not enter into a binding agreement with respect to an Acquisition Transaction until at least the sixth business day after it has provided the notice to TI Group required by the Merger Agreement, (Y) consider in good faith any offer made by TI Group during that period, and (Z) notify TI Group promptly if its intention to enter into such an agreement shall change at any time after such notification. The Company may also terminate the Merger Agreement if TI Group or Offeror shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to TI Group or Offeror, as applicable.

   Fees and Expenses. The Company shall immediately pay to TI Group (x) the amount of $11.0 million and (y) all actual documented out-of-pocket expenses reasonably incurred by TI Group and Offeror in connection with the Merger Agreement and the Merger in an amount not to exceed $2.0 million (the "Termination Expenses") if the Merger Agreement is terminated: (1) by the Company if it executes an agreement for an Acquisition Transaction that it has decided to recommend to the Company's stockholders after it has concluded that such transaction constitutes a Superior Proposal, (2) by TI Group if (i) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to TI Group or Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Transaction or (ii) the Company shall have entered into any agreement or agreement in principle with respect to any Acquisition Transaction, if within six (6) months after such termination an Acquisition Transaction shall be consummated or (3) by either the Company or TI Group (if such party is entitled to terminate the Merger Agreement pursuant to the terms thereof) if
(i) the Offer shall have expired without any Shares being purchased therein or
(ii) Offeror shall not have accepted for payment all Shares tendered pursuant to the Offer by September 30, 1999 and (a) within six (6) months thereafter there shall be publicly announced another Acquisition Transaction or prior thereto any person shall have acquired beneficial ownership of at least 30% of the outstanding Shares (the "Termination Date") and (b) an Acquisition Transaction shall be consummated prior to the Termination Date or any person shall have acquired beneficial ownership of at least 30% of the outstanding Shares, as the case may be. In the event that the Merger Agreement is terminated by TI Group due to a breach by the Company of the provisions described below under "--Acquisition Proposal", the Company shall immediately pay TI Group the Termination Expenses. In the event that the Company becomes obligated to make the payment described in the preceding sentence and another Acquisition Transaction is consummated within six (6) months after termination by TI Group, the Company shall also pay to TI Group $11.0 million. The Company shall immediately pay to TI Group the Termination Expenses if the Merger Agreement is terminated by TI Group due to breach of any representation, warranty, covenant or other agreement by the Company which cannot be or has not been cured within 30 days of notice thereof if the breach thereof is due solely to the Company's intentional or bad faith acts. Upon receipt of such payments, TI Group shall not be entitled to and shall waive the right to seek damages or other amounts or remedies from the Company for breach of, or otherwise in connection with, the Merger Agreement other than in the case of termination by TI Group as described in the preceding sentence. If the Company fails to promptly pay such amount, and, in order to obtain such payment, TI Group or Offeror commences a suit which results in a judgment against the Company for the fee set forth above, the Company shall pay to TI Group or Offeror its reasonable cost and expenses (including reasonable attorneys' fees) in connection with such suit.

   Amendment of the Merger Agreement. Subject to the applicable provisions of the DGCL, the Merger Agreement may be amended by written action taken by the Company, TI Group and Offeror at any time prior to the Effective Time.

   Treatment of Convertible Trust Preferred Securities and Options. The Merger Agreement also provides that each holder of an outstanding option, warrant or commitment to purchase any capital stock or other equity interest of the Company (other than holders of the Convertible Trust Preferred Securities of Walbro Capital Trust (the "Preferred Securities")) (each, an "Option") shall be entitled to receive at or after the Effective Time, upon surrender of such option for cancellation, cash equal to the positive difference, if any, between the Offer Price less the exercise price of each such Option multiplied by the number of Shares covered by such Option. From and after the Effective Time each holder of Preferred Securities shall have the right to convert its Preferred Securities only into the amount of cash provided for by the terms of the Preferred Securities after giving effect to any adjustment in the conversion price provided for by such terms which is $26.40 per Preferred Security. Upon consummation of the Merger, Parent will cause to be delivered to each holder of Preferred Securities, the notice required by the terms of the Indenture related thereto.

   Indemnification of Officers and Directors. The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will cause to be maintained in effect the Company's existing directors' and officers' liability insurance for a period of six (6) years after the Effective Time; provided the Surviving Corporation may substitute therefor other policies of at least the same coverage amounts and which contain terms and conditions not less advantageous (other than to a de minimus extent) to the beneficiaries of the current policies, provided that such substitution may not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided further that the Surviving Corporation is not required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement and if the Surviving Corporation is unable to obtain the required insurance, it is required to obtain as much comparable insurance as possible for an annual premium equal to such maximum amount. The Merger Agreement also provides that, after the Effective Time, TI Group will indemnify each present and former director or officer of the Company and each of its subsidiaries against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments, fines or amounts that are paid in settlement as a result of or in connection with any threatened or actual action, suit or proceeding based on or arising out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries or out of or in connection with activities in such capacity, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to, the Merger Agreement or the transactions contemplated thereby, in each case to the fullest extent a corporation is permitted to do so under the DGCL and to the fullest extent provided in the by-laws or Certificate of Incorporation of the Company and its subsidiaries in effect on the date of the Merger Agreement.

   Treatment of Employee Benefits. TI Group has agreed in the Merger Agreement that, as soon as administratively practicable after the Effective Time, it will cause all employees of the Company then actually at work to be covered under employee benefit and fringe benefit plans that are no less favorable than those that TI Group maintains for its similarly situated employees. TI Group has also agreed that the Company will honor all obligations under employee benefit plans and all employment agreements entered into by the Company prior to the date of the Merger Agreement.

   Composition of the Board of Directors. The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by TI Group or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), TI Group shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by TI Group pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall upon request of Offeror, promptly either increase the size of its Board of Directors or secure the resignation of such number of its incumbent directors, or both, as is necessary to enable TI Group's designees to be so elected to the Company's Board, and shall take all actions available to the Company to cause TI Group's designees to be so elected. At such time, the Company shall, if requested by TI Group, also cause persons designated by TI Group to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors on each committee of the Company's Board of Directors. TI Group is required to use its best efforts to cause the Company to have at least one independent director until the Effective Time, including, but not limited to, retaining one of the Company's current directors.

   Acquisition Proposal. The Company has agreed that neither it nor any of its affiliates nor any of their respective directors, officers, employees, agents or representatives shall, directly or indirectly, solicit or initiate or knowingly facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to an Acquisition Transaction, or negotiate, explore or otherwise engage in discussions with any person (other than TI Group and its representatives) with respect to any Acquisition Transaction or which may lead to a proposal for an Acquisition Transaction, or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement, or which may cause the Board of Directors of the Company to withdraw, modify or amend its recommendation that the Company's stockholders accept the Offer, tender their Shares to Offeror or approve and adopt the Merger Agreement and the Merger; provided, however, that the Company may, in response to a bona fide unsolicited proposal from a third party regarding an Acquisition Transaction,
(x) furnish information to and engage in discussions and negotiations with such third party (subject to such third party entering into a confidentiality agreement with the Company containing terms substantially similar to the Confidentiality Agreement between the Company and TI Group), but only if the Board of Directors of the Company reasonably determines in good faith, after consultation with its outside independent counsel and a nationally recognized investment bank, that such unsolicited proposal could reasonably lead to a Superior Proposal and that failing to take such action could violate the Board's fiduciary duties under applicable law and (y) take and disclose to the Company's stockholders any proposal, and make related filings with the SEC, as required by Rule 14e-3 and 14d-9 under the Exchange Act.

   Covenants. The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

   Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of such holder's Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the Delaware Court of Chancery may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

   If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such holder's right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to TI Group of a written withdrawal of such holder's demand for appraisal and acceptance of the Merger.

   The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

   Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

   Rights Agreement. Set forth below is a summary description of the Rights as filed with the Company's Registration Statement on Form 8-A dated July 8, 1998 relating to the Rights:

   On June 24, 1998, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of Common Stock. The dividend was payable on July 17, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (each, a "Preferred Share"), of the Company at a price of $45 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

   The description and terms of the Rights are set forth in the Rights
Agreement.

   Until the earlier of (i) the close of business on the tenth day after the first public announcement by the Company or an Acquiring Person (as defined below) that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Stock (other than the Company, its majority-owned subsidiaries, and certain other related persons ("Excluded Persons")) (an "Acquiring Person") (with certain exceptions), or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or the first public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group (other than by Excluded Persons) of 15% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates, will be transferable only by the transfer of the Common Stock associated with such Rights and any transfer of the Common Stock (including a transfer to the Company) will constitute a transfer of the associated Rights.

   Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date. The Rights will expire on June 30, 2008 (the "Rights Expiration Date"), unless the Rights Expiration Date is extended or unless the Rights are redeemed earlier by the Company, in each case, as described below.

   If a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than those described in the next sentence) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void.

   At any time after the first date of public announcement by the Company or an Acquiring Person than an Acquiring Person has become such (a "Shares Acquisition Date"), if (i) the Company is the surviving corporation in a merger with any other company or entity, (ii) the Company is acquired in a merger or other business combination transaction, (iii) 50% or more of the Company's consolidated assets or earning power are sold or (iv) an Acquiring Person engages in certain "self-dealing" transactions with the Company, each holder of an outstanding Right (other than those whose Rights have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the surviving or acquiring company or the Acquiring Person, as the case may be, which at the time of such transaction will have a market value of two times the Purchase Price of such Right.

   At any time after a person or group becomes an Acquiring Person (other than Excluded Persons), the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, without any additional payment, for Common Stock at an exchange ratio of one share of Common Stock (or of a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges), per Right (subject to adjustment). The foregoing right of exchange shall not be available at any time after any person or group and their affiliates and associates (other than Excluded Persons) becomes the beneficial owner of 50% or more of the Common Stock.

   The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

   At any time prior to the time that any person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions, as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

   Any of the provisions of the Rights may be amended by the Board of Directors of the Company prior to the time that any person or group becomes an Acquiring Person. After the time that any person or group becomes an Acquiring Person, the provisions of the Rights Agreement may be amended by the Board in order to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

   On April 27, 1999, the Company amended the Rights Agreement (the "Rights Agreement Amendment"), which renders the Rights Agreement inapplicable to the Offer and the Merger by providing, among other things, that neither (a) the announcement, commencement or consummation of the Offer nor (b) the execution, delivery or performance of the Merger Agreement or the consummation of the transactions contemplated thereby will (i) cause TI Group or any of its affiliates to become an Acquiring Person, (ii) give rise to a Distribution Date, a

Shares Acquisition Date or a Triggering Event or (iii) trigger certain other events specified in the Rights Agreement. Except as expressly provided in the Rights Agreement Amendment, the Rights Agreement remains in full force and effect.

   Copies of the Merger Agreement and the Rights Agreement Amendment have been filed as Exhibits to this Schedule 14D-9 and are incorporated herein by reference. The foregoing descriptions of these documents are qualified in their entireties by reference to such documents.

Certain Conditions of the Offer.

   Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Offeror's right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Offeror shall not be required to accept for payment or, subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), and may terminate or amend the Offer as to any Shares not then paid for if (i) any applicable waiting period under the HSR Act or any applicable European antitrust law has not expired or terminated, (ii) approval under any applicable European antitrust law has not been obtained, (iii) the Minimum Tender Condition has not been satisfied or (iv) at any time on or after April 27, 1999 and before the time of acceptance for payment of any such Shares, any of the following events shall have occurred:

     (a) there shall be pending any action, suit, investigation or proceeding by any Governmental Entity before any court or governmental authority or agency,

       (i) seeking to make illegal, or otherwise directly or indirectly restrain or prohibit the making of the Offer, or the acceptance for payment or payment for some of or all the Shares pursuant to the Offer or the consummation of the Merger or seeking to obtain material damages in connection with the transactions contemplated by the Merger Agreement;

       (ii) seeking to restrain, prohibit or terminate the Company's or, as a result of the transactions contemplated by the Merger Agreement, TI Group's ownership, operation or lease (or that of their respective subsidiaries or affiliates) of any business, properties or assets which are material to the business or operation, as such business or operations are currently conducted, of the Company and its subsidiaries or of TI Group and its subsidiaries, as the case may be, or to compel the Company or, as a result of the transactions contemplated by the Merger Agreement, TI Group or any of their respective subsidiaries or affiliates to dispose of, cease operating or hold separate any business, properties or assets that are material to the business or operations, as such business or operations are currently conducted, of the Company and its subsidiaries or of TI Group and its subsidiaries;

       (iii) seeking to impose limitations on the ability of TI Group or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Company Common Stock, including, without limitation, the right to vote any shares acquired or owned by TI Group or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders;

       (iv) seeking to require divestiture by TI Group or any of its subsidiaries or affiliates of any Company Common Stock;

     (b) there shall be in effect any judgment, decree or order of any court or Governmental Entity, domestic or foreign, or any other legal restraint that:

       (i) makes illegal, or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment or payment for some of or all the Shares pursuant to the Offer or the consummation of the Merger or that imposes or would impose upon the Company or TI Group or any of their respective subsidiaries or affiliates material damages in connection with the transactions contemplated by the Merger Agreement;

       (ii) restrains, prohibits or terminates the Company's or, as a result of the transactions contemplated by the Merger Agreement, TI Group's ownership, operation or lease (or that of their respective subsidiaries or affiliates) of any business, properties or assets which are material to the business or operation, as such business or operations are currently conducted, of the Company and its subsidiaries or of TI Group and its subsidiaries, as the case may be, or compels the Company or, as a result of the transactions contemplated by the Merger Agreement, TI Group or any of their respective subsidiaries or affiliates to dispose of, cease operating or hold separate any business, properties or assets that are material to the business or operations, as such business or operations are currently conducted, of the Company and its subsidiaries or of TI Group and its subsidiaries;

       (iii) imposes limitations on the ability of TI Group or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Company Common Stock, including, without limitation, the right to vote any shares acquired or owned by TI Group or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders; or

       (iv) requires divestiture by TI Group or any of its subsidiaries or affiliates of any Company Common Stock; or

     (c) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or issued or applicable to the Offer or the Merger, on behalf of a Governmental Entity, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

     (d) there shall have occurred any events or state of circumstances after April 27, 1999 which, either individually or in the aggregate, would have a material adverse affect on the Company; or

     (e) (i) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to TI Group or Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, approved or recommended any Acquisition Transaction, or (ii) the Company shall have entered into any agreement or agreement in principle with respect to any Acquisition Transaction; or

     (f) any of the representations or warranties of the Company set forth in the Merger Agreement that is qualified by materiality or material adverse affect shall not be true or any of the representations or warranties of the Company set forth in the Merger Agreement that is not so qualified shall not be true in any material respect, in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties, as of the date of the Merger Agreement and as of the scheduled expiration of the Offer; or

     (g) the Company shall have failed in any material respect to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement; or

     (h) any person acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least 30% of the outstanding Company Common Stock (other than any person not required to file a Schedule 13D under the rules promulgated under the Exchange Act); or

     (i) the Merger Agreement shall have been terminated in accordance with its terms; or

     (j) there shall have occurred and be continuing (i) any suspension of, or limitation on prices for, trading in securities on the NASDAQ or (ii) any limitation by any governmental authority on the extension of credit by banks or other lending institutions or banking moratorium or any suspension of payments in respect of banks, which materially affects the ability of TI Group or Offeror to pay for the Company Common Stock;

which in the reasonable judgment of TI Group in any such case makes it inadvisable to proceed with such acceptance for payment or payment.

   The foregoing conditions are for the sole benefit of TI Group and Offeror, may be asserted by TI Group or Offeror regardless of the circumstances giving rise to such condition (including any action or inaction by TI Group or Offeror not in violation of the Merger Agreement) and may be waived by TI Group or Offeror in whole or in part at any time and from time to time in the sole discretion of TI Group or Offeror, subject in each case to the terms of the Merger Agreement. The failure by TI Group or Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

   A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

Potential or Actual Conflicts of Interest

   Change of Control Agreements. On January 5, 1999, the Board amended the Termination and Change of Control Agreements (the "TCOC Agreements") it has with Frank E. Bauchiero, Michael A. Shope, Daniel L. Hittler, Robert H. Walpole, Richard H. Whitehead, III, Michael Leopold, Andrew Masterman, Thomas DeJong, and Melvin Todd (the "Senior Management Team") such that in the event of a Change of Control during the calendar year 1999, (i) the single sum payment equal to three times the employee's average compensation of the prior three calendar years (including incentive bonus) is replaced by an amount equal to three times the sum of (x) the employee's annual base salary and (y) a bonus of 75% (100% for Frank E. Bauchiero) of such employee's annual base salary, (ii) each employee is granted a 30-day period commencing six months following consummation of a Change of Control (with the exception of Mr. Bauchiero who is granted a 60-day period commencing two months following consummation of a Change of Control) (the "TCOC Period"), during which the employee will be entitled to voluntarily terminate employment with the Company and be deemed to have terminated employment for good reason, and (iii) Mr. Bauchiero will receive $2,000,000 in exchange for the cancellation of, or failure to grant, the option to purchase 350,000 Shares scheduled to be granted to him under his employment agreement. Because the Merger will constitute a Change of Control under the TCOC Agreements, if all members of the Senior Management Team exercise their right to voluntarily terminate employment with the Company for good reason during the TCOC Period or such members of the Senior Management Team were terminated by the Surviving Corporation, the Surviving Corporation would be obligated to make payments in an aggregate amount of approximately $10,000,000. Although not required to continue their employment, the Senior Management Team intends to continue with the Surviving Corporation after consummation of the Merger and consequently may not be entitled to any payments under the TCOC Agreements.

   The amount payable to the employee under the TCOC Agreement is subject to certain limitations set forth in the Internal Revenue Code. The preceding discussion relating to the typical Amended TCOC Agreement is qualified in its entirety by reference to the full text of the original TCOC Agreements filed as Exhibits 8 through 12 to this Schedule 14D-9, and the text of the model amendments filed as Exhibits 13 through 15 to this Schedule 14D-9.

   Vesting of Stock Options. All of the outstanding stock options to purchase Shares granted by the Company under the Amended and Restated Walbro Corporation Equity Based Long-Term Incentive Plan, and the Walbro Corporation Broad-Based Long-Term Incentive Plan (collectively, the "Plans") immediately vest and become exercisable if approved by the Committee (as that term is defined therein) upon a "change of control." Pursuant to the Plans, the Committee has approved the acceleration and the options covered by the Plans will immediately vest and become exercisable and each individual will receive the difference between $20.00 per share and the exercise price times the number of options held and will be cashed out in the Merger. The Plans are filed as Exhibits 16 and 17, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

   Except as described herein or incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) TI Group or its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

 (a) Recommendation

   The Board of Directors of the Company and a disinterested Committee of the Board of Directors (as required by Section 203 of the DGCL) have unanimously approved the Merger Agreement, the Offer and the

Merger and determined that the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer. The Company expects that all directors will tender the Shares they own to Offeror.

 (b)(i) Background

   In April 1998, Sir Christopher Lewinton, Chairman of the Board of Directors of TI Group, approached Lambert Althaver, the then Chairman and Chief Executive Officer of the Company, regarding a possible combination between TI Group and the Company. Sir Christopher subsequently wrote to Mr. Althaver to outline a non-binding proposal to commence discussions to acquire the Company at $24.00 per Share. On April 17, 1998, Mr. Althaver resigned his position as Chairman and Chief Executive Officer and was replaced by Frank E. Bauchiero. On April 20, 1998, Mr. Bauchiero wrote back to Sir Christopher to reject the approach, stating that the Company "is in good position to pursue its strategy independently." Following receipt of Mr. Bauchiero's letter, Sir Christopher wrote to Mr. Bauchiero and to each of the other directors of the Company requesting an opportunity for him and William J. Laule, the Chief Executive Officer of TI Group, to meet with the Board of the Company to explain TI Group's proposal in detail. No such meeting took place.

   In June and July 1998, Sir Christopher and Mr. Bauchiero met in New York and Detroit, respectively, to discuss the possibility of cooperative opportunities for the two companies. No decisions were reached or actions taken as a result of these meetings.

   During the Fall of 1998, the Board of Directors met to examine the impact of short term and long term trends in the automobile manufacturing and automobile component industries and the Company's short and long term projected financial outlook. After these meetings the Board of Directors authorized Mr. Bauchiero to pursue strategic alternatives, including a possible sale of the Company. In October 1998, the Company engaged Salomon Smith Barney Inc. ("Salomon Smith Barney") to act as its financial advisor to assist the Company in its review of strategic alternatives. On November 3, 1998 the Company met with its legal and financial advisors to discuss potential strategic alternatives, including a possible business combination, and the timing of such alternatives.

   During November 1998, companies, including TI Group, were approached to determine their level of interest regarding a possible business combination transaction with the Company. From November 1998 through January 1999 several of these companies conducted a preliminary due diligence review of certain legal, financial and operating data of the Company. In January 1999 TI Group entered into a confidentiality agreement with the Company and thereafter received an information memorandum and certain other information regarding the Company. During January 1999 a number of these entities, including TI Group, submitted indications of interest to the Company and continued their due diligence review of the Company.

   During February 1999 members of senior management of the Company met with representatives of those entities which had submitted preliminary indications of interest to discuss business issues and the structure and timing of a potential business combination transaction.

   On March 1, 1999, Sir Christopher wrote to Mr. Bauchiero to identify a number of areas that TI Group needed additional due diligence information before it could consider making any proposal to the Board of Directors of the Company. During early March 1999, the parties suspended negotiations, primarily as a result of a disagreement with respect to the price and terms of a potential transaction. On March 3, 1999, TI Group's Board of Directors determined that TI Group was not in a position to pursue the possible acquisition of the Company at that time as its representatives had not been able to complete due diligence to TI Group's satisfaction and had not received certain financial information it deemed necessary. On March 3, 1999, the Company received a letter from Sir Christopher which restated TI Group's position that it was unable to proceed with the transaction based on the foregoing. During March 1999 Mr. Bauchiero met or talked by telephone with Sir Christopher on numerous occasions to resume discussions regarding a business combination transaction.


   After further review of the Company's financial information and further due diligence, Sir Christopher and Mr. Laule wrote a letter to Mr. Bauchiero on March 19, 1999, informing Mr. Bauchiero that TI Group was not prepared to proceed at a price which would likely be attractive to the Company.

   On March 22, 1999, Sir Christopher, Mr. Laule and Mr. Bauchiero met to further discuss the possibility of a business combination. On March 23, 1999, Sir Christopher wrote a letter to Mr. Bauchiero expressing TI Group's desire to structure a transaction acceptable to both parties and made a conditional offer to purchase the assets of the fuel delivery systems business from the Company. The Company determined that this conditional offer was not in the best interests of its stockholders. After further discussions internally and with Warburg Dillon Read LLC, and after receiving, among other things, assurances from Mr. Bauchiero regarding the ability to obtain the desired consents from the Company's joint venture partners, on April 5, 1999, TI Group made a formal offer to purchase the Company in a letter to Mr. Bauchiero from Sir Christopher.

     April 5, 1999

     Mr. Frank Bauchiero
     Walbro Corporation
     1227 Centre Road
     Auburn Hills, Michigan 48326

     Dear Mr. Bauchiero:

     TI Group plc ("TI") is pleased to submit this offer to Walbro's Board of Directors to acquire Walbro Corporation ("Walbro" or the "Company") in a transaction in which a wholly owned subsidiary of TI will make a cash tender offer for all the outstanding common stock of the Company at $20 per share in cash (the "Consideration"), to be followed by a merger in which all remaining shares of common stock will be converted into the right to receive the Consideration. This offer extends to all options validly exercisable prior to expiration of the offer and is based on the currently outstanding number of common shares of approximately 8.7 million and 0.8 million shares underlying existing options; the total consideration will not be increased to take into account any further shares or rights to shares that may be issued prior to completion.

     A mark-up of the draft Agreement and Plan of Merger (the "Agreement") indicating TI's proposed changes will be sent tomorrow by courier. Subject to finalization of the disclosure letter and any consequent required amendments to the Agreement, TI would be prepared to sign the Agreement as submitted. Our offer is not subject to any financing contingency and is capable of being met from existing cash resources and committed credit facilities.

     Entering into the Agreement will be conditional upon TI accomplishing the following three objectives which we have discussed and which should be achievable, under the direction of Bill Laule and you, in a two week period beginning on April 8:

     1. Information must be readily available for review by TI's senior management covering the key contacts, including price and cost information, to confirm the profit and cash flow projections of Walbro's businesses. It is important we review these issues in face-to-face meetings between the senior management of Walbro and TI in Detroit and Europe as needed. Our team is prepared to begin these meetings on April 8, and continue through to April 16 to cover all issues if necessary. At least one representative of our team would like to visit your plants in Cass City and Caro, Michigan during this two-week period.

     2. Our second objective requires the prior receipt of irrevocable written consents satisfactory to TI from Walbro's principal joint venture partners to TI's acquisition of Walbro, and confirmation that Walbro's current ownership position in, and rights under, its material joint ventures will be unaffected by the acquisition. Such consents, or contract revisions if required, will also need to permit TI to integrate the combined fuel systems businesses of Bundy and Walbro in order to derive the full benefits of the combination of the businesses and to meet the needs of our customers on a global basis. We would expect to meet as soon as possible with the joint venture partners and the management of the joint ventures in Detroit, Italy and Japan to assure ourselves of this. Our team is prepared to proceed as soon as your office can schedule these meetings.

     3. It is important that we reach agreement on the continuity of Walbro's management, and assure ourselves that key members of your management will remain with the business on terms acceptable to all parties.

     It is our expectation that TI will be granted a reasonable period of exclusivity to complete the process. We have assumed that you will approve going forward with this process on Wednesday, April 7. This offer will expire at close of business on April 8 Eastern Daylight Time unless exclusivity is received. During such a period of exclusivity we would expect to complete these objectives referenced above and resolve any other outstanding issues. We believe that this should be achievable in a two week period if our respective teams work together to achieve this goal.

     Although this offer is made with the full knowledge of the Board of Directors of TI, entering into the definitive Agreement will be subject to the final approval of TI's Board at its meeting on April 21. The target date for a public announcement would be around April 28. The offer is also contingent upon the expiration of certain waiting periods under the Hart Scott Rodino Antitrust Improvements Act of 1976, European anti-trust authority approval, the approval of any other necessary governmental authorities, satisfaction of the Minimum Condition as defined in the Agreement and other customary conditions as set out therein. For planning purposes, we would target completion around the end of May.

     This offer is submitted to you on a confidential basis and may not be shared by the Company or its advisors with any other party without our prior written consent. The offer will terminate in the event of unauthorized disclosure by you or your advisors. By accepting this offer, Walbro also agrees to confer with TI prior to any public announcement concerning the fact or circumstances of our discussions.

     We and our advisors are prepared to meet with you and your advisors immediately to move towards expeditious completion of definitive documentation for this transaction.

     Key contacts are:

     [Omitted]

     To ensure the due diligence process is a success and there are no communication problems, Bill Laule will base himself in Detroit as of Thursday, April 8, and will be based there until April 15/16. This will enable Bill to start discussions with you and jointly lead this process with you and resolve any problems in "real time". To enable this to be achieved we need to be given the "go ahead" by Wednesday, April 7. Bill will provisionally plan a working supper with you on the 8th in Detroit and will telephone you to confirm on Wednesday, the 7th.

     We very much appreciate the courtesies and cooperation we have received from the Company during the course of our review and remain enthusiastic about the opportunities offered by this transaction. We are convinced that the combination of Walbro and TI will provide the opportunity to accelerate Walbro's growth, provide significant career opportunities for your management and employees, and create a world class fuel systems business to serve our global customers. We look forward to hearing from you and to working with you towards a rapid and successful conclusion of this transaction.

     Yours sincerely

     Sir Christopher Lewinton

   On April 7, 1999, at the direction of the Company, representatives of Salomon Smith Barney contacted representatives of Warburg Dillon Read to indicate that the Company wished to proceed with TI Group's proposal and to inquire what additional information regarding the Company TI Group required.

   On April 13 and 14, 1999, representatives of TI Group met or had telephonic conferences with representatives of the Company to conduct further due diligence, to discuss the terms of the transactions to be proposed to their respective boards of directors and to negotiate definitive transaction documents. Contacts between the representatives of TI Group and the Company, and certain of the Company's joint venture partners continued over the next two weeks.

   On April 19, 1999 the Board of Directors of the Company met in Chicago to discuss the current state of negotiations with the TI Group. At this meeting, Salomon Smith Barney presented an overview of the automotive OEM component industry. Also at this meeting, Katten Muchin & Zavis, counsel to the Company, presented a draft of the Merger Agreement, discussed its terms, conditions and timing and discussed the issues for which no agreement had been reached with TI Group. Representatives from Katten Muchin & Zavis also advised the Board members of their fiduciary obligations in considering a potential business combination transaction. Subsequent to these presentations, the Board discussed the proposed transaction and certain open issues. After such discussion, the Board directed senior management to continue negotiations with TI Group and to attempt to resolve the remaining open issues. On Wednesday, April 21, TI Group's Board met and approved in principle the transaction, subject to the completion of the negotiation of an acceptable definitive merger agreement, receipt of satisfactory consents from certain of the Company's joint venture partners and final approval from a committee of TI Group's Board consisting of Sir Christopher, Mr. Laule and Martin D. Angle.

   On April 24, 1999 the parties and their respective advisors met in London, England to negotiate the terms of the Merger Agreement, which negotiations continued until the early morning on April 25, 1999.

   On April 26, 1999, the Board of Directors of the Company held a telephonic meeting, during which Mr. Bauchiero briefed the Board on the current status of the negotiations and the Board held a discussion regarding certain unresolved issues. Subsequent to this telephonic Board meeting, the Company and TI Group and their respective representatives held a conference call to discuss certain unresolved issues, authorization of the Merger Agreement and the transactions contemplated thereby, and the timing of the announcement of the Merger.

   During the early evening of April 27, 1999, the Board of Directors of the Company held a telephonic meeting during which Mr. Bauchiero briefed the Board on what had taken place since the previous meeting. At this meeting, Salomon Smith Barney made a financial presentation and delivered to the Board its opinion as to the fairness, from a financial point of view, of the $20.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than TI Group and its affiliates). The Company's counsel reviewed the terms of the Merger Agreement and reminded the Board members of their fiduciary duties as previously described at the meeting held on April 19, 1999. The Board asked senior management and the advisers a number of questions regarding the terms, conditions and timing of the proposed transaction. After a discussion, the Board of Directors unanimously approved, among other things, the Merger Agreement and the transactions contemplated thereby.

   The Merger Agreement was then executed and publicly announced on April 28, 1999, pursuant to a press release, a copy of which is attached hereto as
Exhibit 18.

   On May 4, 1999, the Offeror commenced the Offer.

 (b)(ii) Reasons for the Recommendations

   Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board held meetings beginning in March 1999, and continuing on April 18, 19, 26 and 27, 1999. At its meeting on April 19, 1999, the Board considered presentations from, and reviewed the terms and conditions of the Merger Agreement and the Transaction with senior executive officers of the Company, and the Company's legal and financial advisors. At this meeting the Board directed Mr. Bauchiero to continue negotiations with TI Group and, subject to certain conditions, to attempt to finalize the Merger. At the April 27, 1999 meeting, the Board received final reports from senior management and its legal and financial advisors, and approved the Merger Agreement. In reaching the conclusions set forth in paragraph (a) above, the Board of Directors of the Company considered a number of factors including, without limitation, the following:

     (A) The consideration to be paid in the Offer and the Merger, and in particular the fact that the $20.00 per Share to be received by the Company's shareholders in the Offer and the Merger represents an approximate 111% premium over the average closing market price of $9.47 per Share for the period from March 26, 1999 through April 26, 1999 (the last trading day prior to the Board of Directors meeting referred to in paragraph (a) of this Item 4); and an approximate 70% premium over the closing market price of $11.75 per Share on April 26, 1999 (the day before the Merger Agreement was executed);

     (B) The Company's financial condition, results of operations, assets, liabilities, liquidity, business and prospects and industry, economic and market conditions, including the inherent risks and uncertainties in the Company's lines of business in each case on a historical, current and prospective basis;

     (C) The fact that the Company had seriously considered pursuing a transaction with TI Group because it believed that the two companies' strengths were complementary and that the combination of the two companies would permit the achievement of certain economies of scale and other synergies. The Board of Directors ultimately determined, after consideration of views of senior management, that in its view the combination of the two companies presented the best available means of achieving the greatest value for holders of its Shares;

     (D) TI Group's intent that after the Merger, the Company would be run as part of the combined TI Automotive Systems Group, an independent business unit of TI Group;

     (E) Management's analysis of the future prospects of the Company on a stand alone basis;

     (F) The historical and recent market prices for the Shares and potential future share prices;

     (G) The process undertaken by the Company to solicit third party indications of interest in the possible acquisition of, or business combination with, the Company;

     (H) The opinion of Salomon Smith Barney dated April 27, 1999 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $20.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than TI Group and its affiliates) was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's written opinion dated April 27, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex B and is incorporated herein by reference. Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $20.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than TI Group and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

     (I) The availability of appraisal rights under Section 262 of the DGCL;

     (J) The terms and conditions of the Merger Agreement, including provisions that (a) although prohibiting the Company and its representatives from soliciting or initiating submissions of Acquisition

  Proposals (as defined in the Merger Agreement), permit the Company and its representatives to furnish information to, negotiate and otherwise engage in discussions with, any third party in response to unsolicited proposals, to the extent the Board reasonably determines in good faith, after consultation with its outside independent counsel and a nationally recognized investment bank, that such unsolicited proposal could reasonably lead to a Superior Proposal (as defined in the Merger Agreement) or that the failure to do so could violate the fiduciary obligations of the Board, and (b) permit the Company to terminate the Merger Agreement to accept an alternative Acquisition Proposal, subject to payment of a termination fee of $11,000,000 plus reasonable expenses of TI Group and Offeror not to exceed $2,000,000;

     (K) The proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and the fact that there is no financing or due diligence contingency to the Offer. In this connection, the Board also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Merger Agreement, and the risks to the Company if the acquisition were not consummated; and

     (L) The recommendation of the Company's management with respect to the proposed transaction.

   The Board evaluated the factors listed above in light of the directors' knowledge of the business and operations of the Company and in their business judgment. In view of the variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transaction, the Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors in making their individual determinations.

Item 5. Persons Retained, Employed or to be Compensated.

   The Company has retained Salomon Smith Barney to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney an aggregate financial advisory fee based on a percentage of the aggregate consideration, including liabilities assumed, payable in the Offer and the Merger. It is currently estimated that the aggregate financial advisory fee payable to Salomon Smith Barney will be approximately $6 million. The Company also has agreed to reimburse Salomon Smith Barney for travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. Salomon Smith Barney has in the past provided investment banking services to the Company unrelated to the Offer and the Merger, for which services Salomon Smith Barney has received compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and TI Group for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

   Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) To the best of the Company's knowledge, other than the transactions disclosed in this Item 6, no transactions in Shares have been effected during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

   In the past 60 days options were issued to Messrs. Hittler, Whitehead, Shope, Walpole and DeLong. On March 10, 1999, the Company granted 25,000 options to Daniel L. Hittler at a share exercise price of $9.75; 25,000 options to Richard Whitehead at a share exercise price of $9.75; 25,000 options to Mike Shope at a share exercise price of $9.75; 15,000 options to Robert H. Walpole at a share exercise price of $9.75; and 3,500 options to Thomas J. DeJong at a share exercise price of $9.75 and 5,000 options to Thomas J. DeJong at a share exercise price of $8.50. All of the aforementioned option grants were made under the Company's Equity Based Long-Term Incentive Plan.

   (b) To the best of the Company's knowledge, all of its executive officers and directors who own shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as described under Item 3(b), the Company is not presently engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described in Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8. Additional Information to be Furnished.

   Section 203 As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Shareholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Shareholder unless: (i) before such person became an Interested Shareholder, the board of directors of the corporation approved the transaction in which the Interested Shareholder became an Interested Shareholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Shareholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Shareholder. In accordance with the provisions of the Company's Restated Certificate of Incorporation and Section 203, the Board of Directors of the Company and a disinterested Committee of the Board of Directors has approved the Merger Agreement and the Offeror's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the related transactions.

 United States Antitrust Compliance

   Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Offeror pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, TI Group filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on April 30, 1999, and the Company filed the Forms with such agencies on April 30, 1999. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on Saturday, May 15, 1999. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the Offeror with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early. The Merger Agreement provides that, if by the expiration of the Offer, the applicable waiting period under the HSR Act shall not have expired or been terminated, Offeror shall, subject to the terms of the Merger Agreement, extend the Offer from time to time until such waiting period has expired or been terminated.

   The Antitrust Division and the FTC frequently scrutinize the legality of transactions under U.S. antitrust laws. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Offeror or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   European Antitrust Approval. Under Council Regulation (EEC) No. 4064/89, the Offer and the Merger may not be consummated until the European Commission has granted its approval thereof. TI Group expects to file the requisite notification with respect to the Offer and the Merger with the European Commission on May 7, 1999. Approval will be deemed granted upon it being established, in terms satisfactory to Offeror, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of Council Regulation (EEC) 4064/89 or to make a referral to a competent authority under Article 9(1) thereof in connection with the proposed acquisition of the Company by Offeror or any matter arising therefrom.

   Exon-Florio. Under Section 721 of Title VII of the United States Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 ("Exon-Florio"), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to Exon-Florio, notice of an acquisition by a foreign person is to be made to the Committee on Foreign Investment in the United States ("CFIUS"), which is comprised of representatives of the Departments of the Treasury, State, Commerce, Defense and Justice, the Office of Management and Budget, the United States Trade Representative's Office and the Council of Economic Advisors and which has been selected by the President to administer Exon-Florio, either voluntarily by the parties to such proposed acquisition, merger or takeover or by any member of CFIUS.

   A determination that an investigation is called for must be made within 30 days after notification of a proposed acquisition, merger or takeover is first filed with CFIUS. Any such investigation must be completed within 45 days of such determination. Any decision by the President to take action must be announced within 15 days of the completion of the investigation. Although Exon-Florio does not require the filing of a notification, nor does it prohibit the consummation of an acquisition, merger or takeover if notification is not made, such an acquisition, merger or takeover thereafter remains indefinitely subject to divestment should the President subsequently determine that the national security of the United States has been threatened or impaired. The Company has been informed by Offeror that Offeror does not believe that the Offer or the Merger threatens to impair the national security of the United States and that Offeror does not intend to notify CFIUS of the proposed transaction.

Item 9. Material to be Filed as Exhibits.

   The following Exhibits are filed herewith:

      Exhibit
        No.                            Description
      -------                          -----------
      1        Agreement and Plan of Merger dated as of April 27, 1999
               among TI Group plc, TI Automotive Systems, Inc. and Walbro
               Corporation.

      2 First Amendment to the Agreement and Plan of Merger dated as of May 3, 1999 among TI Group plc, TI Automotive
               Systems, Inc. and Walbro Corporation.

      3        Employment Agreement between Walbro Corporation and Daniel
               L. Hittler, dated August 16, 1996, incorporated by reference to Exhibit 10.23 to the 10-K filed on March 28, 1997.

      4        Employment Agreement between Walbro Corporation and
               Michael Shope, dated August 16, 1996, incorporated by reference to Exhibit 10.25 to the 10-K filed on March 28, 1997.

      5        Employment Agreement between Walbro Corporation and R.H.
               Whitehead III, dated August 16, 1996, incorporated by reference to Exhibit 10.29 to the 10-K filed on March 28, 1997.

      6        Employment Agreement between Walbro Corporation and Robert
               H. Walpole, incorporated by reference to Exhibit 10.27 to the 10-K filed on March 28, 1997.

      7        Amended and Restated Employment Agreement between Walbro
               Corporation and Frank E. Bauchiero, effective April 17,
               1998, incorporated by reference to Exhibit 10.22 to the 10-K filed on April 1, 1999.

      8        Termination and Change of Control Agreement between Walbro
               Corporation and Daniel L. Hittler, dated August 16, 1996, incorporated by reference to Exhibit 10.24 to the 10-K filed on March 28, 1997.

      9        Amended and Restated Termination and Change of Control
               Agreement between Walbro Corporation and Frank E.
               Bauchiero, dated April 17, 1998, incorporated by reference to Exhibit 10.23 to the 10-K filed on April 1, 1999.

     10        Termination and Change of Control Agreement between Walbro
               Corporation and Michael Shope, dated August 16, 1996, incorporated by reference to Exhibit 10.26 to the 10-K filed on March 28, 1997.

     11        Termination and Change of Control Agreement between Walbro
               Corporation and R.H. Whitehead, III, dated August 16,
               1996, incorporated by reference to Exhibit 10.30 to the 10-K filed on March 28, 1997.

     12        Termination and Change of Control Agreement between Walbro
               Corporation and Robert H. Walpole, dated August 16, 1996, incorporated by reference to Exhibit 10.28 to the 10-K filed on March 28, 1997.

     13 First Amendment to the Amended and Restated Termination and Change of Control Agreement for Frank E. Bauchiero.

     14        Model Amendment to the Termination and Change of Control
               Agreement (Level I), covering Messrs. Leopold, Shope,
               Hittler, Whitehead, Walpole and DeJong

     15        Model Amendment to the Termination and Change of Control
               Agreement (Level II) covering Messrs. Todd and Masterman

     16        Amended and Restated Walbro Corporation Equity Based Long-
               Term Incentive Plan, effective as of June 20, 1994, incorporated by reference to Exhibit 10.2 to the 10-K filed on April 1, 1999.

      Exhibit
        No.                            Description
      -------                          -----------
     17        Walbro Corporation Broad Based Long-Term Incentive Plan
               incorporated by reference to Exhibit 10.33 to the
               Company's Registration Statement on Form S-4 filed on
               February 5, 1998.

     18        Press Release of Walbro Corporation, issued April 28,
               1999.

     19        Amendment No. 1 to Rights Agreement, dated as of April 27,
               1999, between Walbro Corporation and Harris Trust and
               Savings Bank.

     20        Amendment to the Amended and Restated Walbro Corporation
               Equity Based Long-Term Incentive Plan, incorporated by reference to the Company's Proxy Statement, filed on March 23, 1999.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Walbro Corporation

                                                   /s/ Frank E. Bauchiero
                                          By: _________________________________
                                             Name: Frank E. Bauchiero
                                             Title:Chief Executive Officer and
                                              President

Dated: May 4, 1999

                                    ANNEX A

                Information Statement Pursuant to Section 14(f)
                    of the Securities Exchange Act of 1934
                           And Rule 14f-1 Thereunder

General

   This Information Statement is being mailed on or about May 4, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Walbro Corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by TI Group (the "TI Group Designees") to the Company's Board of Directors (the "Board"). The Merger Agreement requires the Company, following the Offeror's purchase of Shares pursuant to the Offer and upon request of Offeror, to take certain action to cause the TI Group Designees to be elected to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

   The Offer commenced on May 4, 1999 and is scheduled to expire at 12:00 midnight New York City time, on June 10, 1999 unless extended upon the terms set forth in the Offer to Purchase.

   The information contained in this Information Statement concerning TI Group and Offeror has been furnished to the Company by TI Group. The Company assumes no responsibility for the accuracy or completeness of such information. To the best knowledge of the Company, none of the TI Group Designees beneficially owns any equity securities in the Company.

                           DESIGNATION OF DIRECTORS

   The Merger Agreement provides that, promptly upon the purchase of and payment for any Company Common Stock by TI Group or any of its subsidiaries which represents at least a majority of the outstanding Company Common Stock (on a fully diluted basis), TI Group will be entitled to designate such number of TI Group Designees rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by TI Group) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company has agreed, upon the request of TI Group, to increase promptly the size of the Board or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the TI Group Designees to be so elected to the Board and shall take all actions available to the Company to cause the TI Group Designees to be so elected. The Company has also agreed upon request of TI Group to cause directors designated by TI Group to constitute at least the same percentage (rounded up to the next whole number) as such directors represent on the Board on each committee of the Board. TI Group is required to use its best efforts to cause the Company to have at least one independent director until the Effective Time, including, but not limited to, retaining one of the Company's current directors.

   It is expected that the TI Group Designees will assume office promptly following the purchase by TI Group of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than June 10, 1999, and that, upon assuming office, the TI Group Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

TI Group Designees

   As of the date of this Information Statement, TI Group has not determined who will be the TI Group Designees. However, the TI Group Designees will be selected from among the following persons. Unless otherwise indicated, each person's business address is 50 Curzon Street, London WIY7PN, England. All persons listed below are citizens of the United Kingdom unless otherwise indicated.

                                         Present Principal Occupation
                                            or Employment Material
                                            Positions Held During
Name and Age                                 the Past Five Years
------------                             ----------------------------
William J. Laule(1)..... Member of the Board of Directors of TI Group plc since 1995;
 Age: 50                 Chief Executive of TI Group plc since 1998; previously held
                         Chief Executive position at Bundy International from 1994 to
                         1998; President, Bundy North America from 1993 to 1994;
                         Member, Chairman's Committee; Director of National
                         Association of Manufacturers of the USA.

T. Allan Welsh(1)....... Director of TI Automotive Systems, Inc.; Member of the Board
 Age: 47                 of Directors of TI Group and Chief Executive, Bundy, since
                         1999; Formerly a Director of T&N plc and former Chief
                         Executive Officer of T&N Piston Products Group and T&N
                         Bearings Group.

Ken Templeton........... Deputy Group Finance Director, TI Group plc sma 1998; Deputy
 Age: 59                 Chief Executive, Bundy International from 1997 to 1998;
                         Finance Director and Chief of Staff, Bundy International
                         from 1992 to 1997.

Ralph Kessler(1)(2)..... Secretary of TI Automotive Systems, Inc. since April 1999;
 Age: 55                 Senior Vice President of Legal Affairs of TI Group Inc.
                         since January 1998; Vice President of Legal Affairs of TI
                         Group Inc. from June 1988 to December 1997; Secretary of TI
                         Group Inc. since June 1988.

David P. Lillycrop...... Member of the Board of Directors of TI Group plc since 1998;
 Age: 42                 General Counsel since 1997 and Group Secretary since 1991;
                         Chairman, TI Pension Trustee Ltd.; Barrister.

Daniel Cook(1).......... Commercial Director, Bundy Automotive since 1998; Vice
 Age: 42                 President; Business Events, Bundy North America, from 1996 to 1997; Director, Ford Business Unit Bundy North America
                         from 1994 to 1996; Director, Planning, Bundy NA from 1993 to
                         1994.

Guy Norris.............. Vice President of TI Automotive Systems, Inc. since 1999;
 Age: 52                 Deputy Group Secretary of TI Group plc since 1998;
                         Consultant of Foster, Baxter & Cookse from 1997 to 1998;
                         Group Secretary of Lucas Varity plc from 1996 to 1997;
                         Secretary, Group Lawyer of Lucas Industries plc from 1994 to
                         1996.

Nicholas Moore.......... Treasurer of TI Automotive Systems, Inc. since April 1999;
 Age: 48                 Group Treasurer of TI Group plc since 1990.

--------
(1) U.S. Citizen.
(2) Mr. Kessler's business address is 375 Park Avenue, New York, New York
    10152.

Certain Information Concerning the Company

   The shares of Common Stock constitute the only class of voting securities of the Company. As of the close of business on April 27, 1999, there were 8,688,294 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights.

THE CURRENT MEMBERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE COMPANY:

                                                                              Served as
                                                                              Director
Name                      Age              Position with Company                Since
----                      ---              ---------------------              ---------
William T. Bacon (1)(2).   76 Director                                          1972

Frank E. Bauchiero
 (2)(3).................   64 President, Chief Executive Officer and Director   1990

J. Dwane Baumgardner
 (4)....................   58 Director                                          1997

Daniel L. Hittler.......   63 Chief Administrative Officer and Secretary

Vernon E. Oeschle
 (3)(4).................   56 Director                                          1994


                                                                       Served as
                                                                       Director
Name                       Age          Position with Company            Since
----                       ---          ---------------------          ---------
Michael A. Shope..........  54 Chief Financial Officer

Robert D. Tuttle (1)(3)...  73 Director                                  1981

John E. Utley (1)(2)(4)...  58 Chairman of the Board of Directors        1993

Robert H. Walpole.........  59 Vice President of Planning and Director   1983

--------
(1) Member of Compensation Committee.
(2) Member of Executive/Directors Committee.
(3) Member of Human Resources Planning/Committee.
(4) Member of Audit Committee.

   Mr. Bacon has been an Associate at ABN AMRO since 1994. ABN AMRO is a banking services corporation with its headquarters in The Netherlands. Mr. Bacon was an Honorary Director of Stifel Financial Corporation from 1984 through 1994. Stifel Financial is an investment banking services corporation. Prior thereto, Mr. Bacon was Managing Partner of Bacon Whipple & Co., Inc. Bacon Whipple was an investment banking services corporation which merged with Stifel Financial.

   Mr. Bauchiero has been the Company's Chief Executive Officer since April 17, 1998, President since August 1996 and Chief Operating Officer from August 1996 to April 1998. Previously, he was the President, Industrial Group, Dana Corporation North American Operations, Dana Corporation from 1989 to 1996; and Dana Group Vice-President from 1987 through 1990. Dana Corporation manufactures automotive product systems, mobile off-highway equipment and industrial equipment. Mr. Bauchiero is also a director of Regal Beloit Corp. and Rockford Products Corp.

   Mr. Baumgardner has been the Chairman, President and Chief Executive Officer of Donnelley Corporation since 1986. Donnelley Corporation is a manufacturer of automotive vision systems, modular window systems and coated glass products. From 1982 to 1986, he was the Chief Executive Officer, President and Chief Operating Officer of Donnelley Corporation, and prior thereto he was the Vice President, Technology of Donnelley Corporation. Mr. Baumgardner is also a director of SL Industries, Inc. and Wescast Industries.

   Mr. Hittler has been the Secretary of the Company since 1993 and the Chief Administrative Officer of the Company since 1994. He was the Director of Administration from 1992 to 1993.

   Mr. Oeschle has been the President, Chief Executive Officer and Director of Quanex Corporation since 1996. Previously, he was the Chief Operating Officer of Quanex Corporation from 1993 through 1995. Quanex is a manufacturer of specialty steel and aluminum products. Mr. Oeschle has been a Director of Precision Castparts Corp. since 1996. From 1990 to 1992, he was Chief Executive Officer of Allied Signal Automotive and prior thereto Group Executive, Automotive and Truck for Dana Corporation and President of Hayes-Dana, Dana's Canadian subsidiary.

   Mr. Shope has been the Chief Financial Officer of the Company since December 1993 and Treasurer of the Company since April 1994. He was Treasurer of Libbey-Owens-Ford Co., a manufacturer of glass for automotive and industrial applications, from 1986 to 1993.

   Mr. Tuttle is a Director of Woodhead Industries, Inc. From 1980 to 1991, he was Chairman, CEO and Director of SPX Corporation, which produces specialty tools and equipment and distributes automotive components.

   Mr. Utley has been the Deputy President and Senior Vice President, Sales and Marketing of Lucas Varity Automotive since 1998, and Senior Vice President of Lucas Varity PLC from 1996 to 1998. Previously he was Senior Vice President of Varity Corporation from 1994 to 1996. Mr. Utley was Chairman of the Board of Kelsey-Hayes Company from 1992 to 1996 and Vice Chairman and Vice President from 1989 to 1992. Lucas Varity Automotive is a supplier of automotive braking systems, electrical systems and diesel systems.

   Mr. Walpole has been the Vice President of Planning since October 1998. Previously he was President of the Asia Pacific Region from January 1997 to October 1998. From 1991 to 1996, he was President of Walbro Engine Management Corporation. Mr. Walpole has been a Vice President of the Company since 1983.

Director Compensation

   Employee-officers who are also Directors do not receive compensation for their service as Directors. The non-employee Directors of the Company receive an attendance fee of $1,200 for each Directors' meeting attended, $750 for each committee meeting attended and $350 for each telephone meeting of the full Board or a committee. Additionally, non-employee Directors of the Company receive an annual retainer of $20,000.

   In addition, effective April 1, 1998, John E. Utley was awarded a consulting contract related to his duties as Chairman of the Board. The contract provides payment of $30,000 per year for services not to exceed 25 hours per month. Mr. Utley was elected Chairman of the Board effective May 20, 1998.

Meetings

   During the year ended December 31, 1998, the Board of Directors held eleven formal meetings. Each of the Company's current directors attended at least 75% of the aggregate of the total number of meetings held during 1998 by the Board and the total number of meetings held during 1998 by Committees on which he served.

Committees of the Board of Directors

   The Company has an Audit Committee, a Compensation Committee, an Executive/Directors Committee and a Human Resource Planning Committee.

   The Audit Committee met twice in 1998 and recommended to the Board the selection of the Company's independent public accountants and reviewed the plan, scope and results of such independent public accountants' audit. The primary purpose and function of the Audit Committee is to provide an opportunity for direct communication with the Board by the Company's independent public accountants.

   The Compensation Committee met four times in 1998. The Compensation Committee awards stock options under the Company's stock option plans, determines the compensation of the Company's executive officers and reviews, and sets the policies for, the compensation payable to approximately the next 25 most highly compensated employees of the Company.

   The Executive/Directors Committee of the Board did not meet in 1998. The Executive/Directors Committee is vested with the powers of the Board, except those powers specifically reserved by Delaware law to the full Board. The Executive/Directors Committee exists to give the Board the flexibility to make decisions during intervals between regular meetings of the full Board. In addition, the Executive/Directors Committee (i) conducts a continuing study of the size, structure, and composition of the Board; (ii) seeks out and interviews possible candidates and reports its recommendations to the Board;
(iii) periodically reviews the Board's tenure policy; and (iv) determines the criteria for selection and retention of Board members. Although the Committee has its own procedures for selecting nominees for Board membership, it will give due consideration to nominees recommended by stockholders. A stockholder desiring to recommend a person for nomination to the Board should submit a complete resume of the proposed nominee's qualifications and background together with a statement setting forth the reasons why such person should be considered for membership. Such information should be addressed to the Secretary of the Company.

   The Human Resources Planning Committee of the Board met once in 1998. The Human Resource Planning Committee reviews the short and long range human resource needs of the Company and advises management of its assessment. Also, the Human Resource Planning Committee evaluates strategic human resource needs including senior executive succession.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16 of the Exchange Act requires the Company's officers, directors and persons who own greater than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Commission. Based solely on a review of the forms it has received and on written representations from certain reporting persons that no such forms were required for them, the Company believes that, except as set forth below, during 1998 all Section 16 filing requirements applicable to its officers, directors and 10% beneficial owners were complied with by such persons.

   Dr. J. Dwane Baumgardner did not timely file on a Form 3 during 1997; however, the information required was subsequently filed in 1998 on a Form 5.

                            EXECUTIVE COMPENSATION

   The table below provides information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 1998, 1997 and 1996 of the following persons: (i) the Chief Executive Officer at December 31, 1998, (ii) the Company's former Chief Executive Officer who retired effective April 17, 1998, and (iii) the four other most highly compensated (based upon combined salary and bonus) executive officers of the Company (collectively, the "Named Officers").

                          SUMMARY COMPENSATION TABLE

                                 Annual Compensation                Long Term Compensation
                               ------------------------------    ----------------------------
                                                       Other
                                                      Annual                Long Term
                                                      Compen-    Restricted Incentive  Stock
        Name and                Salary      Bonus     sation       Stock     Payouts  Options SAR  Other
   Principal Position     Year   ($)         ($)        ($)      Awards ($)    ($)      (#)   (#)   ($)
   ------------------     ---- --------     -----     -------    ---------- --------- ------- --- -------
Frank E. Bauchiero......  1998 428,125                                                160,000
 Chief Executive Officer  1997 375,000                            137,500                         193,131(1)(2)
 and President            1996 141,173(3)                         180,000              19,607       4,500(1)
Lambert E. Althaver.....  1998 281,125(8)   51,562                            11,080   60,000       9,600(1)
 Former Chief             1997 450,000                                         1,862                9,000(1)
 Executive Officer        1996 375,000                                       204,379   17,647       8,870(1)
Robert H. Walpole.......  1998 265,000     407,116(5)                                              29,349(1)(4)
 Vice President           1997 265,000     386,338(1)                                               9,000(1)
                          1996 265,000     280,070(1)                                  30,000       9,717(1)
Richard H. Whitehead,     1998 200,000                42,000(6)                        30,000
 III....................  1997 200,000                42,000(6)                                    21,220(1)(4)
 Vice President           1996 200,000                42,000(6)                         7,843         929(7)
Daniel L. Hittler.......  1998 160,000                                           742   16,000      11,189(1)(7)
 Secretary and Chief      1997 160,000                                                              9,150(1)
 Administrative Officer   1996 150,000                                                  5,882       8,325(1)(7)
Michael J. Shope........  1998 165,000                                                 16,000      13,921(1)(7)
 Treasurer and Chief      1997 165,000      22,500                                                  9,090(1)
 Financial Officer        1996 150,000      27,000                                      3,529      10,035(1)

--------
(1) These amounts represent matching and retirement contributions made by the Company pursuant to its salary savings plan, entitled the "Advantage Plan."
(2) Includes imputed income for personal use of Company leased aircraft and automobile.
(3) Salary for the period August 16, 1996 to December 31, 1996; executive began employment on August 16, 1996.
(4) Includes reimbursed relocation expenses and imputed income for personal use of Company leased automobile.
(5) First, second and third of four cash payments earned under the Company's Engine Management Incentive Compensation Plan covering the period July 1, 1991 to June 30, 1996.
(6) $42,000 was paid in each 1998, 1997 and 1996, to adjust for cost of living and expatriate status.
(7) Imputed income for personal use of Company leased automobile.
(8) Mr. Althaver retired effective April 17, 1998.

Option Grants in 1998

   The following table provides information on grants of stock options during fiscal 1998 to the Named Officers. No stock appreciation rights were granted to the Named Officers during fiscal 1998.

                             Option Grants in 1998

                           Individual Grants                           Potential
                         ---------------------                     Realizable Value
                         Number of  % of Total                     at Assumed Annual
                         Securities  Options                        Rates of Stock
                         Underlying Granted to                     Appreciation for
                          Options   Employees  Exercise            Option Terms (1)
                          Granted    in 1998    Price   Expiration -----------------
                            (#)        (%)      ($/SH)     Date    5% ($)   10% ($)
                         ---------- ---------- -------- ---------- ------- ---------
Frank E. Bauchiero......   60,000      33.5     13.25    2/18/08   564,719 1,473,222
                          100,000                9.25    8/25/08   657,063 1,714,127
Lambert E. Althaver.....   60,000      12.5     13.25    2/18/04   564,719 1,473,322
Robert H. Walpole.......   30,000       6.3     13.25    2/18/08   282,360   736,611
Richard H. Whitehead,
 III....................   30,000       6.3     13.25    2/18/08   282,360   736,611
Daniel L. Hittler.......   16,000       3.3     13.25    2/18/08   150,584   392,859
Michael A. Shope........   16,000       3.3     13.25    2/18/08   150,584   392,859

--------
(1) Gains are reported net of option exercise price but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercise are dependent on future performance of Common Stock. The amounts reflected in the Table may not necessarily be achieved.

   Aggregated Option Exercises in 1998 and Year-End 1998 Option Values. The following table provides information on the Named Officers' option exercises in 1998 and unexercised options at December 31, 1998.

      Aggregated Option Exercises in 1998 and Year-End 1998 Option Values

                              Number of Securities               Value of Unexercised
                         Underlying Unexercised Options         In-the-Money Options at
                            at December 31, 1998 (#)           December 31, 1998 ($)(1)
                         -----------------------------------   -------------------------
                           Exercisable         Unercisable     Exercisable Unexercisable
                         -----------------   ---------------   ----------- -------------
Frank E. Bauchiero......             192,514                 0       0            0
Lambert E. Althaver.....             148,621                 0       0            0
Robert H. Walpole.......              30,000                 0       0            0
Richard H. Whitehead,
 III....................              61,426                 0       0            0
Daniel L. Hittler.......              42,551                 0       0            0
Michael A. Shope........              27,338                 0       0            0

--------
(1) Based upon the difference between the exercise price and the $6 3/8 closing price of the Company's Common Stock on the Nasdaq National Market on December 31, 1998.
(2) Mr. Althaver retired effective April 17, 1998.

Employment and Severance Agreements

   The Company has entered into employment agreements with Messrs. Hittler, Shope, Whitehead and Walpole which have terms expiring on August 16, 1999 and provides them minimum base salaries of $150,000, $150,000, $200,000 and $265,000, respectively, subject to review and increase by the Board of Directors Compensation Committee (the "Compensation Committee"). Each employment agreement is renewable automatically for twelve months, subject to cancellation by the Company prior to the anniversary date. The Company also entered into an employment agreement with Mr. Bauchiero which expires on December 31, 2001 and provides a base salary of $450,000, subject to review and increase by the Compensation Committee. Mr. Bauchiero, pursuant to his employment agreement, will also be granted options to purchase 350,000 shares of Common Stock upon the approval by the stockholders of the Amendment to the Equity Based Long-Term Incentive Plan. The original Employment Agreements are filed as Exhibits 3 through 7 to this Schedule 14D-9 and are incorporated herein by reference.

   For each of the executive officers, an employment agreement is linked to a Termination and Change of Control Agreement ("COC Agreements"). In combination, these agreements provide a severance provision under the terms of which the employee is entitled to severance pay if during the initial term of the agreement or a renewal term, his employment (i) is terminated (including nonrenewal of his employment agreement) by the Company other than for cause or
(ii) is terminated voluntarily by him for good reason. The severance pay payable under the agreements is an amount equal to the annual base compensation being paid to the Named Officer at the date of termination.

   The employment agreements and the COC Agreements were the result of a determination by the Board of Directors that it was important to, and in the best interests of the Company and its stockholders, to ensure that in the event of a possible change in control of the Company, the stability and continuity of management will continue unimpaired, free of distraction incident to any such change in control.

   The COC Agreements provide that if during a three-year period following a Change in Control of the Company, an employee's employment is terminated by the Company without cause or if the employee terminates employment for good reason, the employee will receive (1) a single sum payment equal to three times the employee's average compensation of the prior three calendar years (including incentive bonus), (2) 36 months of additional medical, dental, life, disability and accident insurance, (3) an amount equal to the actuarial equivalent of the benefit under a SERP which the employee would receive if employment would have continued for three years, (4) acceleration of any performance awards granted prior to the extension date equal to the cash amount payable plus the value of any shares of Common Stock payable upon achievement of maximum performance, (5) a cash amount equal to the value of any phantom shares of Common Stock credited to employee's deferral account,
(6) stock options will be fully exercisable and restricted stock will be vested, (7) outplacement services at the sole discretion of employee and (8) other perquisites substantially similar to those in effect for the employee at the time of the Change of Control of the Company. In the event the present value of these payments and benefits exceed an amount which would render them "parachute payments" under Section 280G of the Internal Revenue Code, the Company will pay a gross up amount to the employee to compensate him for the additional excise tax assessed thereon. Each employee agrees that following his termination of employment with the Company, he will cooperate with the Company in any litigation involving the Company, not disclose Company trade secrets, and for a one-year period following the date of such employee's termination, not compete with the Company. "Change in Control" of the Company is defined to include certain reorganizations, consolidations or mergers of the Company, certain sales or transfers of substantially all the assets of the Company, approval by the stockholders of the Company of its liquidation or dissolution, a change in the composition of the Company's Board of Directors such that it is comprised of directors, a majority of whom are not "Continuing Directors" as defined in the agreements, or the acquisition by certain persons of twenty percent or more of the combined voting power of the Company's outstanding securities.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth as of February 11, 1999 the total number of shares of Common Stock of the Company beneficially owned, and the percentage so owned, by (i) each director of the Company, (ii) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company, (iii) each of the Company's executive officers, and (iv) all directors and executive officers as a group. The number of shares owned are those "beneficially owned," as determined under the rules of the Commission, and such information is not necessarily indicative of beneficial ownership for any other purpose.

                                                        Amount and
                                                        Nature of
                                                        Beneficial    Percentage
Name                                                   Ownership(1)    of Class
----                                                   ------------   ----------
David L. Babson & Co., Inc............................   731,500(2)      8.4%
Franklin Resources....................................   694,500(3)      8.0%
Merrill Lynch Asset Management Group..................   647,900(4)      7.5%
Dimensional Fund Advisors.............................   471,802(5)      5.4%
American Express......................................   435,650(6)      5.0%
Lambert E. Althaver...................................   301,288(7)      3.5%
William T. Bacon, Jr..................................    67,775(6)         *
Frank E. Bauchiero....................................   245,184(9)      2.8%
J. Dwane Baumgardner..................................    13,741(10)        *
Daniel L. Hittler.....................................    50,763(11)        *
Vernon E. Oechsle.....................................    17,591(12)        *
Michael A. Shope......................................    29,538(13)        *
Robert D. Tuttle......................................    25,000(14)        *
John E. Utley.........................................    21,153(15)        *
Robert H. Walpole.....................................   228,415(16)     2.6%
Richard H. Whitehead, III.............................   166,649(17)     1.9%
All Directors and Executive Officers as a Group (11
 persons).............................................   865,809(18)    13.4%

--------
* Indicates that the percentage beneficially owned does not exceed one percent.
 (1) The named stockholders have sole voting and dispositive power over all shares except as otherwise noted and except as to those shares over which beneficial ownership is disclaimed.
 (2) As reported on a Schedule 13G dated February 1, 1999 filed with the Commission by David L. Babson & Co., Inc., David L. Babson & Co., Inc. has sole voting power and sole dispositive power with respect to all 731,500 of these shares. The address of this stockholder is One Memorial Drive, Cambridge, Massachusetts 02142-1300.
 (3) As reported on a Schedule 13G dated February 10, 1999 filed with the Commission by Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr., the securities reported therein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries of Franklin Resources, Inc. ("FRI"). According to such
     Schedule 13G, neither FRI, Charles B. Johnson nor Rupert H. Johnson, Jr. have any power to dispose or to direct the disposition of any of the 694,500 shares; Templeton Investment Counsel, Inc. has sole voting and dispositive power with respect to 103,700 shares; Templeton Management Limited has sole voting and dispositive power with respect to 353,100 shares; Templeton Global Advisors Limited has sole voting power with respect to 190,200 shares and sole dispositive power with respect to 218,600 shares; and Templeton Investment Management Limited has sole voting and dispositive power with respect to 19,100 shares. The address of FRI is 777 Mariners Island Boulevard, San Mateo, California 94404.
 (4) As reported on a Schedule 13G dated February 1, 1999 filed with the Commission by Merrill Lynch & Co., Inc., Merrill Lynch Asset Management, L.P. and Fund Asset Management, L.P. share voting and dispositive power with respect to 647,900 shares. Merrill Lynch Asset Management, L.P. and Fund Asset Management, L.P. are two of several legal entities comprising Merrill Lynch Asset Management Group of Merrill Lynch & Co., Inc. The address of Merrill Lynch & Co., Inc. is World Financial Center, North Tower, 250 Vesey Street, New York, New York, 10381.
 (5) As reported on a Schedule 13G dated February 11, 1999 filed with the Commission by Dimensional Fund Advisors, Dimensional Fund Advisors has sole voting and dispositive power with respect to 471,802 shares. The address of Dimensional Fund Advisors is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

 (6) As reported on a Schedule 13G dated January 22, 1999 filed with the Commission by American Express Financial Corporation, American Express Company and American Express Financial Corporation share voting power with respect to 411,250 shares and share dispositive power with respect to 435,650 shares. The address of American Express Company is American Express Tower, 200 Vesey Street, New York, New York 10285. The address of American Express Financial Corporation is IDS Tower 10, Minneapolis, Minnesota 55440.
 (7) Includes 74,643 shares owned by Mr. Althaver's wife. Mr. Althaver disclaims ownership of these shares. Also includes 148,621 shares which are covered by presently exercisable options granted under the Equity Plan.
 (8) Includes 3,300 shares owned by the Margaret Hoyt Bacon Trust and 5,025 shares owned by Mr. Bacon's son. Mr. Bacon disclaims beneficial ownership of these shares. Also includes 10,000 shares over which Mr. Bacon shares voting power as co-trustee of two trusts for the benefit of the beneficiaries of the estate of his deceased mother. Includes 10,000 shares which are covered by presently exercisable options granted under the Equity Plan.
 (9) Includes 192,514 shares which are covered by presently exercisable options granted under the Equity Plan and 9,976 shares which represent shares convertible from the Convertible Trust Preferred Securities.
(10) Includes 13,741 shares which are covered by presently exercisable options granted under the Equity Plan.
(11) Includes 4,600 shares owned by Mr. Hittler's wife. Mr. Hittler disclaims beneficial ownership of these shares. Also includes 42,551 shares which are covered by presently exercisable options granted under the Equity Plan and 1,238 shares held for the account of Mr. Hittler by the trustee of the Company's Employee Stock Ownership Plan, plus 821 shares which represent shares convertible from the Convertible Trust Preferred Securities.
(12) Includes 16,591 shares which are covered by presently exercisable options granted under the Equity Plan.
(13) Includes 27,338 shares which are covered by presently exercisable options granted under the Equity Plan.
(14) Includes 15,000 shares over which Mr. Tuttle shares voting power as co-trustee with his wife. Includes 10,000 shares which are covered by presently exercisable options granted under the Equity Plan.
(15) Includes 1,500 shares over which Mr. Utley has voting power as trustee of a trust and 21,153 shares which are covered by presently exercisable options granted under the Equity Plan.
(16) Includes 79,385 shares over which Mr. Walpole shares voting power as co-trustee of a trust for the benefit of the beneficiaries of the estate of his deceased father. Includes 13,325 shares owned by Mr. Walpole's wife. Mr. Walpole disclaims beneficial ownership of these shares. Also includes 4,680 shares held for the account of Mr. Walpole by the trustee of the Advantage Plan.
(17) Includes 61,426 shares which are covered by presently exercisable options granted under the Equity Plan. Also includes 5,223 shares held for the account of Mr. Whitehead by the trustee of the Advantage Plan.
(18) Includes 572,435 shares which are covered by presently exercisable options granted under the Equity Plan, 10,797 shares which represent shares convertible from the Convertible Trust Preferred Securities. Also includes 10,199 shares held for the account of three officers of the Company by the trustee of the Advantage Plan and includes 1,238 shares held for one officer of the Company by the Trustee of the Company's Employee Stock Ownership Plan.

                 SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN (SERP)

   On February 18, 1998, the Board of Directors approved a SERP for officers of the Company. The following table provides a summary of expected benefits.

                              PENSION PLAN TABLE

                                             Years of Service
                          ------------------------------------------------------
Remuneration                  15         20         25         30         35
------------              ---------- ---------- ---------- ---------- ----------
125,000..................  28,125.00  37,500.00  46,875.00  56,250.00     65,625
150,000..................  33,750.00  45,000.00  56,250.00  67,500.00  78,750.00
175,000..................  39,375.00  52,500.00  65,625.00  78,750.00  91,875.00
200,000..................  45,000.00  60,000.00  75,000.00  90,000.00 105,000.00
225,000..................  50,625.00  67,500.00  84,375.00 101,250.00 118,125.00
250,000..................  56,250.00  75,000.00  93,750.00 112,500.00 131,250.00
300,000..................  67,500.00  90,000.00 112,500.00 135,000.00 157,500.00
400,000..................  90,000.00 120,000.00 150,000.00 180,000.00 210,000.00
450,000.................. 101,250.00 135,000.00 168,750.00 202,500.00 236,250.00
500,000.................. 112,500.00 150,000.00 187,500.00 225,000.00 262,500.00

   In general the SERP provides for an annual benefit of 1 1/2% of the Final Average Earnings ("FAE") (generally defined as the average of the executive's base salary for the three highest consecutive years of Company employment) times the number of years of credited service. As of the end of the reporting year, Frank E. Bauchiero is credited with 16.2 years of service; Robert H. Walpole is credited with 28 years of service; Richard H. Whitehead, III is credited with 18 years of service; Michael A. Shope is credited with 5 years of service; and Daniel L. Hittler is credited with 13 years of service. The annual benefit under the SERP is payable for a fixed period of ten years (except for Frank E. Bauchiero whose SERP benefit is distributed in the form of a single life annuity), beginning at age 65 if the executive previously retired with a vested benefit, or at retirement (if the executive retires after age 65); provided, however, that SERP benefits may be distributed as a lump sum based on an interest rate discount assumption of 9.2% per annum (except for Frank E. Bauchiero who would have a 7.2% interest rate discount assumption). In the event the executive dies before benefit distribution under the SERP commences, the SERP provides for a spousal benefit equal to 50% of the amount of the retirement benefit which would have been paid to the deceased executive had the benefit commenced to be paid the day before the executive died. In the event the executive dies after benefit distribution under the SERP commences, the SERP provides for a spousal benefit equal to 50% of the balance of the deceased executive's retirement benefit, if any. Vesting occurs after 5 years of service and attainment of age 60, upon Change of Control, or upon such earlier date as provided in a specific employment agreement. At the end of the reporting year, only Frank E. Bauchiero and Daniel L. Hittler have a vested benefit under the SERP. Benefits listed in the Pension Plan Table above are not subject to any deduction for Social Security or other offset amounts.

   On January 5, 1999, subsequent to the reporting year, the Board conditionally amended the SERP such that in the event of a Change of Control during the calendar year 1999, (i) the executive's FAE under the SERP will also include a bonus equal to 75% of the executive's base salary (except for Frank E. Bauchiero who will receive a bonus equal to 100% of his base salary),
(ii) actuarial equivalency shall be based on an interest rate discount assumption of 7.2% per annum (except for Frank E. Bauchiero who would have a 4.0% interest rate discount assumption), and (iii) the lump sum payment determined on the basis of such interest rate discount assumption shall be equal to the present value of a single life annuity if the executive is not married, or a life and 50% surviving spouse annuity if the executive is married, based on the 1983 Group Annuity Mortality Tables.

   Pursuant to the Plan and coincident with his retirement from the Company, Mr. Althaver was awarded an annual payment of $196,695 for ten years to be paid beginning September 1, 1998.

                                    ANNEX B

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

April 27, 1999

The Board of Directors
Walbro Corporation
1227 Centre Road
Auburn Hills, Michigan 48236

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Walbro Corporation ("Walbro") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 27, 1999 (the "Merger Agreement"), among TI Group plc ("TI Group"), TI Automotive Systems, Inc., an indirect wholly owned subsidiary of TI Group ("Merger Sub"), and Walbro. As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.50 per share, of Walbro (the "Walbro Common Stock") at a purchase price of $20.00 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into Walbro (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Walbro Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Walbro and certain senior officers and other representatives and advisors of TI Group concerning the business, operations and prospects of Walbro. We examined certain publicly available business and financial information relating to Walbro as well as certain financial forecasts and other information and data for Walbro which were provided to or otherwise discussed with us by the management of Walbro. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Walbro Common Stock; the historical and projected earnings and other operating data of Walbro; and the capitalization and financial condition of Walbro. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Walbro. In connection with our engagement, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of all or a part of Walbro. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Walbro that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Walbro as to the future financial performance of Walbro. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Walbro nor have we made any physical inspection of the properties or assets of Walbro. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Walbro or the effect of any other transaction in which Walbro might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

The Board of Directors
Walbro Corporation
April 27, 1999
Page 2

Salomon Smith Barney Inc. has acted as financial advisor to Walbro in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. We have in the past provided investment banking services to Walbro unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Walbro and TI Group for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Walbro, TI Group and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Walbro in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Walbro Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Walbro Common Stock (other than TI Group and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Salomon Smith Barney Inc.
---------------------------------
SALOMON SMITH BARNEY INC.

                                      B-2